UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ULTRAPETROL (BAHAMAS) LIMITED
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

P94398107
(CUSIP Number)

  Sparrow Capital Investments Ltd.
c/o Southern Cross Group
Attention: Gonzalo Alende Serra
Misiones 1481, Piso 3
Montevideo CP 11,000
Uruguay
Tel: (54 11) 5129-5451

Copy to:
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Attention:  Morton E. Grosz
Tel.:  (212) 408-5592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow Capital Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Sparrow CI Sub Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO
* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd. See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Triton Shipping Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Quattro Shipping Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Latin America Private Equity Fund IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person Southern Cross Capital Partners IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
PN

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

CUSIP No. P94398107
1.	Name of Reporting Person SC GP Company IV Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[X]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 119,266,821*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 119,266,821*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,266,821*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 84.9%
14.
Type of Reporting Person (See Instructions)
CO

* Represents (i) 103,206,821 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow Capital Investments Ltd., and (ii) 16,060,000 shares of common stock of Ultrapetrol (Bahamas) Limited held for the account of Sparrow CI Sub Ltd.  See Item 5 of this Schedule 13D.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, par value $0.01 per share, of Ultrapetrol (Bahamas) Limited, a Bahamas corporation (the “Issuer”), which has its principal executive office at Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas, P.O. Box SS-19084.  This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 20, 2012, Amendment No. 1 thereto filed on June 14, 2013, Amendment No. 2 thereto filed on February 24, 2014 and Amendment No. 3 thereto filed on July 15, 2014 (together, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Only those items amended are reported herein.

ITEM 2. IDENTITY AND BACKGROUND

Subsection (a) in Item 2 of the Schedule 13D is hereby amended by restating the third paragraph therein to read in its entirety as follows:

Sparrow is the sole shareholder of Sparrow 2 and holds all of Sparrow 2’s outstanding shares of Class B common stock, the sole outstanding class of stock of Sparrow 2.  Triton and Quattro own 11.54% and 88.46%, respectively, of Sparrow’s outstanding shares of capital stock.  Fund III is the sole shareholder of Triton.  Fund III GP is the sole general partner of Fund III. Fund III GP of GP is the sole general partner of Fund III GP.  Fund IV is the sole shareholder of Quattro.  Fund IV GP is the sole general partner of Fund IV. Fund IV GP of GP is the sole general partner of Fund IV GP.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

The aggregate purchase price for the acquisition by Sparrow on September 3, 2014 of 9,266,821 shares of Common Stock and 100 Class B Shares of Sparrow 2 (which comprises all of the outstanding shares of stock of Sparrow 2, which in turn owns 16,060,000 shares of Common Stock) was $101,307,284.  Sparrow purchased such securities with funds acquired through capital contributions from its shareholders.  These funds were provided from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including through capital contributions made by their partners.  No borrowed funds were used to purchase the Common Stock reported herein.

ITEM 4. PURPOSE OF TRANSACTION

The transactions contemplated by the Share Purchase Agreement (as described in Amendment No.3 to the Schedule 13D) closed on September 3, 2014 (the consummation of such transaction, the “Share Purchase Closing”, and the date of such Share Purchase Closing, the “Share Purchase Closing Date”).   On the Share Purchase Closing Date, Sparrow acquired from the Sellers 9,266,821 shares of Common Stock and 100 Class B Shares of Sparrow 2 (which comprises all of the outstanding shares of stock of Sparrow 2, which in turn owns 16,060,000 shares of Common Stock).  Sparrow acquired such shares for investment purposes.

In connection with the Share Purchase Closing, on the Share Purchase Closing Date, the Issuer terminated the employment agreements with F. Menendez and R. Menendez and the consulting agreements with entities controlled by them and entered into new employment and consulting agreements.  F. Menendez and R. Menendez remained with the Issuer as directors.  The terms of the new employment and consulting agreements are for up to six months.

On the Share Purchase Closing Date, the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement were terminated and are no longer of any further force and effect.

On the Share Purchase Closing Date, Sparrow, Sparrow 2 and the Issuer entered in the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), which is attached hereto as Exhibit H, and which agreement amended and restated the Registration Rights Agreement to remove Avellanos and Hazels as parties thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 2 of the Schedule 13D is hereby incorporated by reference in this Item 5.

(a)           Amount and Percentage of Class Beneficially Owned.

Amount of Shares Beneficially Owned

As of the date hereof:

1.
Sparrow may be deemed to be the beneficial owner of 119,266,821 shares of Common Stock.  This consists of 103,206,821 shares of Common Stock held for its own account and 16,060,000 shares of Common Stock held for the account of Sparrow 2.

2.
Sparrow 2 may be deemed to be the beneficial owner of 119,266,821 shares of Common Stock.  This consists of 16,060,000 shares of Common Stock held for its own account and 103,206,821 shares of Common Stock held for the account of Sparrow.

3.
Each of Triton, Quattro, Fund III, Fund III GP, Fund III GP of GP, Fund IV, Fund IV GP and Fund IV GP of GP may be deemed to be the beneficial owner of 119,266,821 shares of Common Stock.  This consists of 103,206,821 shares of Common Stock held for the account of Sparrow and 16,060,000 shares of Common Stock held for the account of Sparrow 2.

Percentage of Shares Beneficially Owned

The calculations set forth below are based on 140,419,487 shares of Common Stock outstanding, which is the amount the Issuer has represented to be issued and outstanding in the Issuer’s Form 20-F filed on March 12, 2014, and have been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 84.9% of the total number of shares of Common Stock outstanding.

Percentage of Voting Power

The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons include 103,206,821 shares held directly by Sparrow that have voting rights of one vote per share and 16,060,000 shares held directly by Sparrow 2 that have voting rights of one vote per share.  Accordingly, the Reporting Persons may be deemed to beneficially own shares representing 84.9% s of the voting power as of the date hereof.

(b)           Number of shares

As of the date hereof, the Reporting Persons may be deemed to beneficially own shares as follows:

Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 119,266,821
Sole power to dispose or to direct the disposition of: -0-
Shared power to dispose or to direct the disposition of: 119,266,821

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares not held directly for the account of such Reporting Person.

(c)           On September 3, 2014, pursuant to the Share Purchase Agreement, Sparrow acquired from the Sellers 9,266,821 shares of Common Stock at a price of $4.00 per share and 100 Class B Shares of Sparrow 2 (which comprises all of the outstanding shares of stock of Sparrow 2, which in turn owns 16,060,000 shares of Common Stock) at a price of $642,400 per share.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference in this Item 6.

As discussed in Item 4 above, in connection with the Share Purchase Closing, (i) the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement were terminated and are of no further force and effect, and (ii) the Issuer, Sparrow and Sparrow 2 executed the A&R Registration Rights Agreement.  The description of the A&R Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The A&R Registration Rights Agreement grants Sparrow the right to demand that the Issuer file a registration statement or request that its shares be covered by a registration statement that the Issuer is otherwise filing for the sale by Sparrow of its shares of Common Stock, all as described in that agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit H:
Amended and Restated Registration Rights Agreement dated as of September 3, 2014 by and among Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd. and Ultrapetrol (Bahamas) Limited (incorporated by reference to Exhibit 99.3 of the Form 6-K of Ultrapetrol (Bahamas) Limited filed on September 5, 2014 with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2014

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

TRITON SHIPPING LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

QUATTRO SHIPPING HOLDINGS LTD.

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.

By: Southern Cross Capital Partners III, L.P., its general partner

By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS III, L.P.

By: SC GP Company III, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY III

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.

By: Southern Cross Capital Partners IV, L.P., its general partner

By: SC GP Company IV, its general partner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SOUTHERN CROSS CAPITAL PARTNERS IV, L.P.

By: SC GP Company IV Limited, its generalpartner

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

SC GP COMPANY IV LIMITED

By:	/s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director